Mail Stop 6010

July 21, 2006

Patrick J. O'Leary
Executive Vice President, Treasurer and Chief Financial Officer
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277

     Re: **SPX Corporation**
               Form 10-K dated December 31, 2005
                   Filed March 16, 2006
               Form 8-K dated March 1, 2006
               File No. 1-6948

Dear Mr. O'Leary:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant